ATTORNEYS AT LAW 1025 Thomas Jefferson Street, NW | Suite 400 West Washington, DC 20007-5208 202.965.8100 | fax 202.965.8104 www.carltonfields.com

Atlanta Florham Park Hartford Los Angeles Miami
March 22, 2024	New York Orlando Tallahassee Tampa

Washington, DC

West Palm Beach

Via Electronic Mail and Edgar Transmission

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Brighthouse Life Insurance Company

Initial Registration Statements on Form S-3

Brighthouse Registered Fixed Account Option (File No. 333-276468)

Brighthouse Fixed Annuity (aka SVA and Strategic Value) (File No. 333-276469)

Brighthouse Retirement Account (Liquidity Benefit) (File No. 333-276470)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on March 11, 2024, with regard to the above-referenced registration statements on Form S-3 (the “Registration Statements”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on January 11, 2024, relating to the three above-referenced contracts (the “Contracts”). The primary purpose for which each Registration Statement was filed is to comply with the requirement in Rule 415(a)(5) under the Securities Act to file a new registration statement within three years of the effective date of an existing registration statement.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response.

Carlton Fields, P.A.

Carlton Fields, P.A. practices law in California through Carlton Fields, LLP.

Mr. Sonny Oh

March 22, 2024

1.	Applicability of Comments

	Comment:	The comments provided relate directly to the Registration Statement for the Registered Fixed Account Option Contracts. The comments apply equally to the remaining two Registration Statements.

	Response:	The Registrant will apply the Staff’s comments equally to the remaining two Registration Statements.

2.	Date of Prospectus

	Comment:	The date of the prospectus will need to be updated.

	Response:	The Registrant will update the date of the prospectus.

3.	“Information Incorporated by Reference”

Comment:

The section of the prospectus captioned “Information Incorporated by Reference” will need to be updated to, among other things, reflect incorporation by reference of Registrant’s most recently filed Form 10-K.

	Response:	The Registrant will update the referenced section of the prospectus and the changes will be reflected in the pre-effective amendment.

4.	“Experts”

	Comment:	The section of the prospectus captioned “Experts” will need to be updated.

	Response:	The Registrant will update the referenced section of the prospectus and the changes will be reflected in the pre-effective amendment.

5.	Part C

	Comment:	Part C will need to be updated to include, among other things, a Consent of Independent Registered Public Accounting Firm and Opinion re: legality.

	Response:	The Registrant will update Part C as requested and the changes will be reflected in the pre-effective amendment.

6.	Signature Pages – Powers of Attorney

Comment:

Provide updated Powers of Attorney to refer to the Securities Act file number. The Staff acknowledges that the Powers of Attorney filed with the Registration Statements refer to the marketing name for the Contracts,

Mr. Sonny Oh

March 22, 2024

but given the passage of time since the last filing of the Powers of Attorney, the Staff believes that updated Powers of Attorney that reference the new Securities Act file numbers assigned to the Registration Statements should be filed with the pre-effective amendments.

	Response:	The Registrant will provide updated Powers of Attorney with the pre-effective amendments.

7.	Acceleration Requests

	Comment:	Please be sure to file acceleration requests for the Registration Statements requesting acceleration when and as appropriate.

	Response:	The Registrant will file acceleration requests for the Registration Statements when and as appropriate.

As always, we appreciate the Staff’s review of and comments on the Registration Statements. Please contact the undersigned at (202) 965-8139 with questions or comments.

Very truly yours,

W. Thomas Conner Shareholder

cc:

Michele H. Abate, Vice President and Associate General Counsel, Brighthouse Financial, Inc.

Alyson Saad, Managing Corporate Counsel, Brighthouse Financial, Inc.

Samantha Rawleigh, Corporate Counsel, Brighthouse Financial, Inc.